September 18, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  BreitBurn Energy Partners L.P.
  Amendment No. 2 to Form S-1
  Filed August 16, 2006
  File No. 333-134049

Dear Mr. Schwall:

        On behalf of BreitBurn Energy Partners L.P. (the "Registrant"), we are filing Amendment No. 3 to the above referenced registration statement (the "Registration Statement").

        In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated September 1, 2006 (the "Comment Letter"), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

SEC Comment Letter Dated September 1, 2006:

General

1.
We reissue our prior comment 2 insofar as you still need to file a number of documents as exhibits.

  Response: The Registrant has filed, via EDGAR, all of the exhibits to the Registration Statement for the staff's review.

2.
Ensure that you file via EDGAR all correspondence. Also please ensure that you comply with Rule 83 in that regard, as applicable.

  Response: The Registrant has filed, via EDGAR, correspondence relating to the supplemental information provided to the staff on July 13, 2006.

Management, page 110

3.
Please expand the disclosure at pages 86 and 110 to identify by name the predecessor to BreitBurn to which you refer.

  Response: The Registrant has revised the Registration Statement accordingly. Please see pages 86 and 110.

Financial Statements—Nautilus Resources LLC, page F-58

Note 1—Organization and Summary of Significant Accounting Policies, page F-62

Oil and Gas Properties, page F-63

4.
We have read the revisions you made to your filing in response to prior comment 11, indicating the entire balance of unproved property costs you have capitalized relates to an acquisition during the year ended December 31, 2003. Also disclose the amount of future development costs included in the pool of costs subject to amortization, and if there were any significant development projects for which costs were excluded from amortization under Rule 4-10(c)(3)(ii)(B), disclose the future development costs associated with such properties excluded from the amortization computation, as previously requested. Please contact us by telephone if you require further clarification or guidance.

  Response: The Registrant supplementally provides that the Registrant determined there were future development costs that had been excluded from the pool of costs subject to amortization. The Registrant corrected Nautilus' depletion and depreciation calculations for the periods ended December 31, 2004 and March 1, 2005 by including $15.2 million in future development costs for proved reserves in the pool of costs subject to amortization. In addition, approximately $3 million was reclassified from unproved properties to proved properties for the period ended December 31, 2004. As a result, the depletion and depreciation expenses reported by Nautilus for the year ended December 31, 2004 and for the period January 1, 2005 through March 1, 2005 increased by approximately $903,000 and $185,000, respectively. The notes to the financial statements have been updated to disclose the effect of the restatement and also to disclose the amount of future development costs included in the pool of costs to be amortized.

  At December 31, 2004 and at January 1, 2005, Nautilus had no projects associated with future development costs that were excluded from the pool of costs subject to amortization. The Registrant has updated the notes to the financial statements to reflect the above items. Please see pages F-58 through F-61, F-63 and F-68 through F-69.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley Barber of the same firm at (212) 237-0022.

Very truly yours,
/s/ Alan P. Baden
Alan P. Baden
cc:
Mr. Don Delaney
Mr. Karl Hiller
Ms. Donna Levy
Mr. Timothy Levenberg
Mr. Randall Breitenbach
Mr. Halbert Washburn
Ms. Shelley Barber